Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES

In $(000's)	Six
	Months
	Ended	FYE	FYE	FYE	FYE	FYE
Description	4/30/01	10/31/00	10/31/99	10/31/98	10/31/97	10/31/96

Earnings:
Pre-tax operating income	$(7,865)	$(6,733)	$(2,247)	$(1,045)	$ 69	$ 514
Fixed Charges	61	141	169	269	409	503
Amortization of capitalized interest	7	13	13	23	34	46
Capitalized Interest	-	-	-	-	(55)	-

Total Earnings	(7,797)	(6,579)	(2,065)	(753)	457	1,063

Fixed Charges	61	141	169	269	409	503

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	1.1	2.1

Coverage deficiency	61	141	169	269	-	-

Fixed charges:
Interest expense	$ 61	$ 141	$ 169	$ 269	$ 354	$ 503
Capitalized interest	-	-	-	-	55	-

Total fixed charges	$ 61	$ 141	$ 169	$ 269	$ 409	$ 503